Mail Stop 3561

May 28, 2008

Doyle R. Simons
Chairman of the Board and Chief Executive Officer
Temple-Inland Inc.
1300 MoPac Expressway South
3rd Floor
Austin, TX 78746

      Re: **Temple-Inland Inc.**
            Form 10-K for Fiscal Year Ended December 29, 2007
            Filed February 27, 2008
            File No. 001-08634
            Definitive Proxy Statement on Schedule 14A
            Filed March 25, 2008
            File No. 001-08634

Dear Mr. Simons:

We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with the remaining comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 29, 2007

Consolidated Statements of Cash Flows, page 45

1.   We note that you presented the cash flows for borrowings under revolving credit
        facility and borrowings under accounts receivable securitization facility on a net
        basis. Please explain to us why you present cash flows related to both facilities
        on a net basis rather than on a gross basis. Refer to paragraphs 11 to 13 and 75 to
        80 of SFAS 95 for further guidance.

Notes to Consolidated Financial Statements, page 47

Note 1 – Summary of Significant Accounting Policies, page 47

2.   Please disclose your accounting policy and methodology you used to estimate the
        allowance for doubtful accounts, or tell us why you do not believe the disclosure
        is necessary. Refer to paragraph 13 (b) of SOP 01-6 for guidance.

Basis of Presentation, page 47

3.   We note that you recognized a pre-tax gain of $2.053 billion as a result of the sale
        of 1.55 million acres of timberland in exchange for notes totaling $2.38 billion.
        Please explain to us in detail how you determined that your continuing
        involvement with the buyers did not impact your ability to recognize the gain
        during 2007. Address, at a minimum, whether the existence of the supply
        agreements and the fact that you will continue to manage the property pursuant to
        Article VIII of the supply agreements constitute continuing involvement that
        would result in the deferral of gain recognition. In your response, clarify how you
        evaluated paragraphs 18 and 25 of SFAS 66 when determining the full accrual
        method of accounting for this gain was appropriate.

Note 5 – Financial Assets and Nonrecourse Financial Liabilities of Special Purpose Entities, page 57

4.   We note that the notes received from the sale of timberland require quarterly interest payments based on variable interest rates that reset quarterly. Please describe how the rates are variable.

Note 12 – Litigation, page 71

5.   We note on page 14 your disclosure regarding the Bogalusa and asbestos litigation. Please tell us why you do not describe these matters in the notes to your consolidated financial statements along with your assessment as to whether losses are probable or reasonably possible and disclosure of the related loss accrual or estimate of losses or range of losses.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

How are annual bonuses determined?, page 26

6.   We note your disclosure in the first paragraph on page 27 addressing, among other matters, the impact of the transformation plan. While you list the 2008 targets for making payment determinations, you have not provided quantitative disclosure of the terms of the necessary targets that your named executive officers had to achieve to earn their annual bonuses in 2007. In future filings please disclose the specific performance targets used to determine incentive amounts, or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2008 proxy statement. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services